

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 14, 2010

Mr. Paul V. Maier
Chief Financial Officer
Sequenom, Inc.
3595 John Hopkins Court
San Diego, California 92121

> **Re:** **Sequenom, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 0-29101**

Dear Mr. Maier:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief